EXHIBIT 3.1
CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
* * * * *
     HAIGHTS CROSS COMMUNICATIONS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),
     DOES HEREBY CERTIFY:
     FIRST: That the Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by inserting a new Section in Article IV Section D as follows:
          “6. Conversion. That upon the filing of this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (the “Effective Time”):
          (a) All outstanding shares of Common Stock shall be reclassified, in the aggregate, into one share of Common Stock, without any action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation (the “Reverse Split”). No fractional shares of Common Stock shall be issued in connection with the Reverse Split. In lieu of any interest in a fractional share of Common Stock following the Reverse Split, the Corporation shall pay a cash amount to such stockholder equal to the fair value of such fractional share (as determined in good faith by the Corporation’s Board of Directors), rounded up to the nearest whole $0.01. Upon the Effective Time, the holders of Common Stock shall surrender the certificates representing the original shares of Common Stock at the office of the Corporation. The Corporation shall not be obligated to make any cash payments payable upon the Reverse Split unless the certificates evidencing the original shares of Common Stock are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Notwithstanding the foregoing, the par value of each share of the Common Stock shall not be adjusted in connection with the Reverse Split. After the Reverse Split, the par value of the Common Stock shall remain at $0.001. All references to share and dollar amounts in this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation reflect and give effect to the Reverse Split.”
     SECOND: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Second Amended and Restated Certificate of Incorporation to be signed by its duly authorized officer the 10th day of August, 2007.

By:	/s/ Paul J. Crecca

Name: Paul J. Crecca Title: Chief Financial Officer